Exhibit 99.1
FOR IMMEDIATE RELEASE
Melco Crown Entertainment Announces Appointment of Chief Financial Officer
New York, April 1, 2011 — Melco Crown Entertainment Limited (NASDAQ: MPEL) (the “Company”), a developer and owner of casino gaming and entertainment resort facilities focused on the Macau market, is pleased to announce that Geoffrey Davis, Deputy Chief Financial Officer and Treasurer, has been promoted to Chief Financial Officer, reporting directly to Mr. Lawrence Ho, the Company’s Co-Chairman and Chief Executive Officer.
Mr. Davis has had extensive experience in the gaming industry, beginning with Hilton Hotels Corporation in 1996.
Prior to joining the Company as Senior Vice President, Corporate Finance in 2007, Mr. Davis was the lead equity research analyst at Citi Investment Research, where he covered the gaming industry from 2000 to 2007. Previously, he was Vice President, Corporate Finance for Las Vegas-based Park Place Entertainment, which was the publicly traded spin-off of Hilton’s gaming division and was the largest casino gaming company in the world at that time.
Mr. Davis is a CFA charterholder and earned a BA in Economics from Brown University.
Mr. Ho commented, “I am very pleased to announce Geoff’s promotion today. Being one of very few executives who joined the Company in its early years, Geoff was instrumental in the Company’s previous financing efforts. He has significantly broadened his role with the Company since his relocation to Hong Kong and Macau last year and has made significant contributions to our efforts during this time.
“His knowledge of the Company and extensive familiarity with the Macau gaming industry is of tremendous value to our senior management team. I am confident we are placing the CFO role in goods hands with Geoff.”

Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Melco Crown Entertainment Limited (the “Company”) may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: growth of the gaming market and visitation in Macau; increased competition and other planned casino hotel and resort projects in Macau and elsewhere in Asia; the completion of infrastructure projects in Macau; government regulation of the casino industry; our ability to raise additional financing; the formal grant of occupancy permits for areas of City of Dreams undergoing construction and/or development; our anticipated growth strategies; and our future business development, results of operations and financial condition. Further information regarding these and other risks is included in our Annual Report on Form 20-F filed on April 1, 2011 and other documents filed with the Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of this release, and the Company undertakes no duty to update such information, except as required under applicable law.
About Melco Crown Entertainment Limited
Melco Crown Entertainment Limited (the “Company”), is a developer, owner and through a Macau subsidiary which holds a gaming sub-concession, an operator of casino gaming and entertainment casino resort facilities. The Company currently operates Altira Macau (www.altiramacau.com) (formerly Crown Macau), a casino hotel located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated urban casino resort located in Cotai, Macau. The Company’s business also includes the Mocha Clubs (www.mochaclubs.com), which feature a total of approximately 1,600 gaming machines in eight locations and comprise the largest non-casino based operations of electronic gaming machines in Macau. For more information about the Company, please visit www.melco-crown.com.
The Company has strong support from both of its major shareholders, Melco International Development Limited (“Melco”) and Crown Limited (“Crown”). Melco is a listed company on the Hong Kong Stock Exchange and is substantially owned and led by Mr. Lawrence Ho, who is Co-Chairman, a Director and the CEO of the Company. Crown is a top-50 company listed on the Australian Stock Exchange and led by Executive Chairman Mr. James Packer, who is also Co-Chairman and a Director of the Company.
Investment Community, please contact:
Geoffrey Davis, CFA
Chief Financial Officer
Tel: +1 212 671 1936 or +853 8868 7887
Email: geoffreydavis@melco-crown.com
For media enquiry, please contact:
Maggie Ma
Head of Corporate Communications
Tel: +852 3151 3767
Email: maggiema@melco-crown.com